EXHIBIT 99

TXU ENERGY COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
June 30,2006
(millions of dollars)

Operating revenues	$9,933

Costs and expenses:
Cost of energy sold and delivery fees	4,939
Operating costs	643
Depreciation and amortization	325
Selling, general and administrative expenses	539
Franchise and revenue-based taxes	117
Other income	(57)
Other deductions	197
Interest income	(125)
Interest expense and related charges	411
Total costs and expenses	6,989

Income from continuing operations before income taxes and
cumulative effect of change in accounting principle	2,944

Income tax expense	999

Income from continuing operations before cumulative effect of change in accounting principle	1,945

Loss from discontinued operations, net of tax benefit	(4)

Cumulative effect of change in accounting principle, net of tax effect	(8)

Net income	$1,933